

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Robert L. Hodgkinson
Chief Executive Officer
Dejour Energy Inc.
598-999 Canada Place
Vancouver, BC Canada V6C 3E1

> **Re:** **Dejour Energy Inc.**
> **Registration Statement on Form F-3**
> **Filed August 27, 2012**
> **File No. 333-183587**
>
> **Form 20-F for Fiscal Year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33491**

Dear Mr. Hodgkinson:

We have reviewed your response letters dated January 4 and January 8, 2013 as well as your filings and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 4. Information on the Company, page 19

Reserve Data, page 33

1. Please expand your disclosure referencing the reports for AJM Deloitte and Gustavson Associates LLP on pages 36 and F-49 in the draft Amendment No. 2 to Form 20-F to present the dates on which the report was originally completed and subsequently updated.

Proved Undeveloped Reserves, page 34

2.   We note from your response to comment 1 in our letter dated September 25, 2012 that you converted 92 Mbbl of proved undeveloped oil reserves into 243 Mbbl of proved developed oil reserves in the Woodrush property in Canada. Further to the disclosure requirements of Item 1203(b) of Regulation S-K, please expand your disclosure on pages 37 and F-50 in the draft Amendment No. 2 to explain why converting all of your net proved undeveloped oil reserves results in an increase in the total net quantities developed by some 150 Mbbl and why no natural gas reserves are included as part of the net quantities converted.

Reserves Price Sensitivity, page 34

3.   We note your response to comment 2 in our letter dated September 14, 2012. It does not appear that your proposed draft disclosure includes a reconciliation of PV-10, a non-GAAP measure, to the standardized measure of discounted future net cash flows. Please revise to comply with our prior comment.

Interest in Oil and Gas Properties

4.   We note the proposed tabular disclosure on page 41 of the draft Amendment No. 2 in response to comment 3 in our letter dated September 25, 2012 does not include disclosure of the minimum remaining terms of your leases where the concentration of your expiring acreage is material. Please expand your disclosure to comply with the requirements in Item 1208(b) of Regulation S-K or explain why no revision is necessary.

Supplementary Oil and Gas Reserve Estimation and Disclosures-ASC 932 (Unaudited), page F-49

Net Proved Developed and Proved Undeveloped Reserves, page F-50

5.   We note the proposed disclosure on page F-50 of the draft Amendment No. 2 in response to comment 4 in our letter dated September 25, 2012 does not include an appropriate explanation for significant changes in the net quantities relating to the change categories required in FASB ASC paragraph 932-235-50-5. Please refer to FASB ASC paragraph 932-235-50-5 and expand you disclosure to include an appropriate explanation for the changes in the net quantities relating to your technical revisions for the years ending December 31, 2011 and December 31, 2010.

Exhibit 99.1

6.   We acknowledge your response to comment 6 in our letter dated September 25, 2012 with respect amending Exhibit 99.1 in part to exclude the disclosure of information

relating to probable reserves. However, we note the proposed Exhibit 99.1, as included in the draft Amendment No. 2, includes the following disclosure relating to resources and reserves other than proved:

- Page 2 of the letter, "Possible changes to the current government regulations may cause volumes of proved and proved plus probable reserves actually recovered and amounts of proved and proved plus probable income actually received to differ significantly from the estimated quantities."

- Page 3 of the section on evaluation procedure/procedure, "AJM Deloitte has prepared estimates of resources and reserves..."

- Page 3 of the section on evaluation procedure/resources or reserves evaluation, "a "Resources or Reserves Evaluation" is the process whereby a qualified reserves evaluator estimates the quantities and values of oil and gas resources and reserves..."

- Page 7 and 8 of the section on evaluation procedure/reserve definitions includes the SPE-PRMS definition of probable reserves and probable undeveloped reserves respectively.

- Page 9 of the section on evaluation procedure/resource and reserve estimation includes a copy of the SPE-PRMS resources classification framework diagram.

- Page 10 of the section on evaluation procedure/resource and reserves estimation/statistical analysis, "Cumulative frequency curves show how the volumes for a play are distributed. These calculations include the average volumes for a play (P_{50}), volumes for the best 10 percent of the wells (P_{10}), the minimum volumes developed by 90 percent of the wells (P_{90}). Reserves assigned are compared to those volumes noted in the cumulative frequency curves for the corresponding area and play type. Typically an expected or proved plus probable reserve is a P_{50} volume."

- Page 11 of the section on evaluation procedure/resource and reserves estimation/probabilistic, "After ranges have been established for each parameter, these independent distributions are used to determine to P_{90}, P_{50} and P_{10} result which comprise AJM Deloitte's estimated range of PIIP or recoverable resource. … The results appearing in this report represent interpolated P_{90} and P_{10} values. As defined by COGEH (and the Petroleum Resource Management System "PRMS"), the P_{50} estimate is the "best estimate" for reporting purposes."

Please consult with your engineers to obtain and file a revised reserves report which excludes discussion of resources and reserves other than proved or tell us why the inclusion of such information is deemed necessary to explain the assumptions and methods actually used to estimate the proved reserves addressed in the report.

7.   We acknowledge your response to comment 7 in our letter dated September 25, 2012 with respect to supplementally advising the Staff that the Company has not used any on-stream dates for any of the proved undeveloped reserves contained in the report that are beyond five years of the effective date of the report or since disclosure of such reserves

by the Company in a filing made with the Securities and Exchange Commission. However, we note the proposed Exhibit 99.1, as included in the draft Amendment No. 2, still retains the language as noted in comment 7. Please consult with your engineers to obtain and file a revised reserve report which reflects the assumptions for the on-stream dates actually used in the reserves report.

8. We acknowledge your response to comment 8 in our letter dated September 25, 2012 with respect to amending Exhibit 99.1 in part to include the disclosure of proportion of the Company's total proved reserves covered by the report as required in Item 1202(a)(8)(iii) of Regulation S-K. Please consult with your engineers to obtain and file a revised reserves report that expands the disclosure to further state the percentage of the Company's total reserves located in Canada that are covered in the report as required in Item 1202(a)(8)(iv) of Regulation S-K.

9. We note the report presents tabular information relating to the net present value before tax on a cumulative undiscounted and a cumulative discounted basis. Based on the information as presented, the dollar amounts are the same whether indicated to be in either U.S. dollars or Canadian dollars. We also note the standardized measure of discounted future net cash flows, disclosed in Canadian dollars as of December 31, 2011 on page F-55 in the draft Amendment No. 2 of Form 20-F, appears to be the same dollar amount as presented for the net present value after tax discounted at 10% shown in the table entitled "Cash Flow Tax Pool" for the total proved reserves at constant U.S. dollars. Please revise the disclosure in the report relating to the dollar amounts presented in U.S. dollars or explain why no revision is necessary.

Exhibit 99.2

10. We note the report on pages 3 and 4 states gas shrinkage and the lower BTU content after gas processing is accounted for by "adjusting the initial gas rate by the BTU content." Please consult with your engineers and clarify for us that the gas volumes shown in the cash flows and elsewhere in the report are sales volumes after shrinkage.

11. We note the report on pages 3 and 4 suggests there should be a "forecast of NGL production" in the report. As part of the disclosure on pages 3 and 4, we also note the report includes information relating to the price used for ethane as well as the price used for heavier NGLs and the adjustment to that price for an NGL processing fee. However, by inspection, the summary cash flows presented in the report do not appear to include a forecast of the annual and cumulative NGL reserve quantities. As a result, it is not clear how the costs and revenue associated with producing the NGL reserves are accounted for based on the cash flow information as presented. Please consult with your engineers to obtain and file a revised reserves report that clarifies the means by which NGL volumes, costs and revenue are accounted for in the cash flows shown in Tables 1, 2, 5 and 7 of the report.

12.   We note the report includes a discussion on pages 3 and 5 of the basis for the product
        prices used in the report; however, the report does not include a summary of the prices
        actually used in the estimation of the reserves. As part of the disclosure of the primary
        economic assumptions under Item 1202(a)(8)(v) of Regulation S-K, please consult with
        your engineers to obtain and file a revised reserves report that includes the benchmark
        prices by product and sales pricing point as determined in accordance with the
        requirements contained in Regulation S-X. In addition and as part of the disclosure of the
        primary economic assumptions, please include the average realized prices by product for
        the reserves included in the report.

13.   We note the report includes information relating to a price sensitivity case referred to
        therein as the forecast case; whereas, the Company has elected to remove such disclosure
        in the proposed draft Amendment No. 2 to Form 20-F. Please consult with your
        engineers to obtain and file a revised reserves report which excludes information other
        than presented in Form 20-F and that is not required for disclosure under Regulation S-K,
        Rule 4-10 of Regulation S-X or FASB ASC 932 or tell us why the inclusion of such
        information is deemed necessary.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all
applicable Exchange Act rules require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Daniel M. Miller